January 26, 2016

VIA EDGAR

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:     Mr. David L. Orlic, Special Counsel

Re:	Siliconware Precision Industries Co., Ltd.
Solicitation/Recommendation Statement on Schedule 14D-9
Filed January 7, 2016
File No. 005-79592

Gentlemen:

Siliconware Precision Industries Co., Ltd. (the “Company”, “we” or “our”) enclose herewith for filing via EDGAR with the United States Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, initially filed on January 7, 2016 (the “Schedule 14D-9”). The Company’s Schedule 14D-9 has been revised to reflect the Company’s response to the comment letter, dated January 12, 2016 (the “Comment Letter”) received from the staff of the Commission (the “Staff”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Recommendation

1.	Please clearly state whether the company is advising holders of the subject securities to accept or reject the tender offer, to take other action with respect to the tender offer, or is not making a recommendation. See Item 1012(a) of Regulation M-A.

The Company advises the Staff that the Company is not making a recommendation as to whether holders of the Company’s common shares, par value 10 New Taiwan dollars (“NT$”) per share (each a “Common Share”), and American Depositary Receipts (collectively, “Shareholders”) should accept or reject the unsolicited tender offer (the “Offer”) because the Company is unable to take a position with respect to the Offer, as discussed in further details below. In response to the Staff’s comment, the Company has revised the relevant disclosure in the Schedule 14D-9 to clarify the Company’s recommendation.

Pursuant to Republic of China laws, a special review committee formed by the Company comprising of independent directors of the Company (the “Review Committee”) and the Company’s board of directors (the “Board”) evaluated the fairness and reasonableness of the terms and conditions of the Offer by Advanced Semiconductor Engineering, Inc. (“ASE”). The Review Committee and the Board concluded that ASE did not adequately disclose in the Offer prospectus whether ASE has made filings for clearances with anti-trust authorities in all the relevant countries or jurisdictions in addition to the Republic of China. Therefore, the Review Committee and the Board are of the opinion that ASE did not thoroughly evaluate the risk of not obtaining all necessary anti-trust clearance and are thus concerned with ASE’s ability to close the Offer. In the public announcement of the conclusions on January 7, 2016, the Review Committee and the Board asked ASE to provide information to address their concerns on anti-trust filings and clearances, and stated that, unless the Financial Supervisory Commission of the Republic of China (the “FSC”) formally and clearly declares that the Offer can proceed and be completed even without ASE obtaining clearances from anti-trust authorities in other countries or jurisdictions, there is risk that the Offer cannot be closed. ASE has so far declined to provide any information to address the Review Committee’s and the Board’s concerns and the FSC has yet to issue a statement on the matter. Until ASE provides such requested information and the regulatory uncertainty is allayed, the Review Committee and the Board believe their concerns remain and thus take a reserved attitude towards the Offer.

The Company is advising that Shareholders carefully consider the Review Committee’s and the Board’s concerns regarding the Offer and thoroughly review the risks disclosed in the Offer prospectus before deciding individually whether or not to participate in the Offer.

Background of the Offers

2.	Please supplement this section to describe any material contacts with ASE.

The Company respectfully advises the Staff that prior to the date hereof the Company had not authorized any of its board members or management personnel to have any contact with ASE or have any meeting to discuss any issue in relation to the Offer. In connection with ASE’s earlier unsolicited tender offer announced on August 21, 2015 (the “First Tender Offer”), the Company’s chairman Mr. Bough Lin and ASE’s chairman Mr. Jason Chang met on September 23, 2015 to exchange opinion s and comments about the acquisition of the Company’s shares by ASE in connection with the First Tender Offer, but no discussions regarding the Offer took place.

In response to the Staff’s comment, the Company has revised the relevant disclosure in the Schedule 14D-9 to clarify that there were no discussions or negotiations between ASE and the Company regarding the Offer prior to ASE’s announcement of the Offer.

ASE’s second tender offer price is not reasonable

3.	Disclosure states that the tender offer price is not reasonable, taking into consideration “the Company’s operations, share market price, earnings per share, net value per share, future development, distributed earnings in recent years….” Please disclose with more specificity how these reasons were considered in arriving at the recommendation.

In response to the Staff’s comment, the Company has revised the relevant disclosure in the Schedule 14D-9 to provide more specificity.

4.	Disclosure states that ASE’s tender offer price is equal to that of the “private placement subscriber.” Please supplement this disclosure to provide more specificity as to the ways in which control rights and liquidity of the tender offer and this private placement contributed to the determination that ASE should offer a higher price.

In response to the Staff’s comment, the Company has revised the relevant disclosure in the Schedule 14D-9 to provide more specificity.

*        *        *         *        *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing. It understands that Staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact Eva Chen, Chief Financial Officer, at +886(4) 2534-1525 (ext. 1528) if you would like further clarification or additional information.

Sincerely,

Siliconware Precision Industries Co., Ltd.

By:	/s/ Eva Chen
Eva Chen
Chief Financial Officer